November 7, 2012	News Release 12-18

SILVER STANDARD REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS AND
FURTHER EXPLORATION RESULTS AT PIRQUITAS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reports consolidated financial results for the third quarter ended September 30, 2012 and further exploration results.

“This quarter we continued to deliver at Pirquitas with strong production and even stronger sales. By year-end, we will have drilled over 50,000 metres at Pirquitas, showing our determination to add further value to the mine,” said John Smith, President and CEO. “San Luis moves forward with the approval of our EIA, and the engineering team is well on track to deliver the Pitarrilla feasibility study later this year.”

Third Quarter 2012 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

  Generated record revenues of $73.5 million, a 73% increase compared with the second quarter of 2012, from record sales of 2.8 million ounces of silver – a 49% increase over last quarter’s sales.

  Shipped a record 5,900 dry metric tonnes of silver concentrate containing 3.4 million ounces of silver.

  Produced 2.2 million ounces of silver, the second highest quarterly production in the history of the Pirquitas mine, up 7% from the second quarter of 2012, bringing year-to-date production to 6.4 million ounces, in line with guidance.

  Milled ore containing an average silver grade of 214 g/t, in line with the 219 g/t reported last quarter. The average recovery rate for silver increased to 77.7% from 74.5% last quarter.

  Reported significant silver and zinc mineralization in the Cortaderas target area at Pirquitas, including a 121 metre long intersection of the Cortaderas Breccia mineralization averaging 206 g/t silver and 5.0% zinc and a 26 metre intersection of the Cortaderas Valley target area averaging 254 g/t silver and 8.8% zinc.

  Received government approval for the Environmental Impact Assessment (‘EIA’) at the San Luis property in Peru, a significant milestone.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011
Total Material Mined	Kt	4,333	4,483	4,297	4,640	4,185
Ore Processed	Kt	404	386	416	241	245
Silver Mill Feed Grade	g/t	214	219	221	274	250
Recoveries	%	77.7	74.5	77.3	82.4	82.9
Silver Produced	‘000 oz.	2,163	2,021	2,172	1,751	1,631
Direct Mining Cost	US$/oz.	$13.02	$13.07	$11.86	$14.97	$16.20
Total Cash Cost	US$/oz.	$24.01	$21.88	$20.30	$17.72	$20.60

(1)

The Company reports non-GAAP cost, including direct mining cost and total cash cost, per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income please refer to ‘Non- GAAP Financial Measures’ in item 13 of the management discussion and analysis ("MD&A") for the three and nine months ended September 30, 2012.

Mine production

The Pirquitas mine produced 2.2 million ounces of silver during the third quarter of 2012, compared with 2.0 million ounces during the second quarter of 2012, bringing total silver production for the year to 6.4 million ounces. The improvement in silver production reflects higher average silver recoveries in the plant and consistent throughput at elevated levels. Silver production this quarter was higher than the 1.6 million ounces produced in the third quarter of 2011, principally due to significantly higher mill throughput. The mine also produced 2.8 million pounds of zinc in the third quarter, a 46% increase from the second quarter of 2012, bringing year to date production to 8.0 million pounds.

During the quarter, 404,000 tonnes of ore were processed at an average milling rate of 4,388 tonnes per day, compared to 386,000 tonnes at an average of 4,246 tonnes per day in the second quarter of 2012, and 245,000 tonnes at an average of 2,664 tonnes per day in the third quarter of 2011. The average milling rate of 4,388 tonnes per day this quarter is 10% higher than the plant's nominal design. The ongoing performance above design is the result of continuous improvement initiatives at the mine, including preventative maintenance, mill feed selection, and improved crusher capacity.

Ore milled during the third quarter of 2012 contained an average silver grade of 214 g/t, compared to 219 g/t in the second quarter of 2012, and 250 g/t in the third quarter of 2011. Silver recoveries were 77.7% in the third quarter of 2012 compared to 74.5% in the second quarter of 2012, and 82.9% in the third quarter of 2011. The higher recoveries in the third quarter of 2012 compared to the second quarter of 2012 resulted from further flotation optimization and an improved supply of preferred reagents.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of the MD&A for the three and nine months ended September 30, 2012.

Direct mining costs in the third quarter of 2012 were $13.02 per ounce of silver compared to $13.07 per ounce in the second quarter of 2012 and $16.20 per ounce in the third quarter of 2011. Import restrictions continue to impact operational efficiencies, and high local inflation rates in Argentina (without a corresponding devaluation of the peso) continue to challenge the local cost structure. Cost control remains a key focus of management.

Total cash cost in the third quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $24.01 per ounce of silver compared to $21.88 per ounce of silver in the second quarter of 2012 and $20.60 per ounce in the third quarter of 2011. Treatment and refining costs, as well as royalties and production taxes, all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period-to-period is partially due to sales prices and the difference between production and sales volumes. The incremental per ounce impact of these costs in the third quarter of 2012 as compared with the second quarter of 2012 and third quarter of 2011 was due to the higher volume of sales.

Total production cost, which includes depreciation, depletion and amortization, was $29.20 per ounce in the third quarter of 2012 compared to $27.06 in the second quarter of 2012 and $24.55 in the third quarter of 2011. The depreciation, depletion and amortization costs on a per ounce basis were the same as the second quarter of 2012; however, they are greater than in the third quarter of 2011 due to the reduction in mineral reserves at Pirquitas in the fourth quarter of 2011, which increased the depreciation, depletion and amortization charges on certain assets.

Exploration drilling program

At Pirquitas, the Company increased total planned drilling for the year to approximately 53,000 metres following positive drilling results and the definition of geophysical anomalies to the east of the San Miguel open-pit. As of October 31, 2012, the Company had diamond drilled 140 holes with a combined length of approximately 50,000 metres on the property. The drilling program is principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley mineral resources and upgrade significant portions of these resources from the Inferred Mineral Resource to the Indicated Mineral Resource category. As reported in a National Instrument 43-101 compliant technical report dated December 23, 2011, the two zones have a combined Inferred Mineral Resource containing an estimated 22.6 million ounces of silver and 361 million pounds of zinc.

Select assay results for the recently completed drill holes include:

Drill hole	Area/Zone	Interval (m)	Ag (g/t)	Zn (%)
DDH-248	Cortaderas Breccia	20.0	102.3	4.8
		21.0	417.5	11.6
DDH-250	Cortaderas Breccia	120.8	205.8	5.0
DDH-254	Cortaderas Valley	25.0	164.0	7.8
		7.7	134.8	8.2
		26.4	254.1	8.8
DDH-260	Cortaderas Valley	14.1	750.8	16.3

Ron Burk, Vice President of Exploration, commented “We continue to receive positive drill results at Pirquitas. We now believe the Cortaderas Breccia mineralized body has a strike length exceeding 250 metres and a minimum dip extent of 400 metres. In addition, the reported intersections of Cortaderas Valley mineralization are from holes positioned as far as 225 metres west of the center of the Cortaderas Breccia resource body. Based on our drill results, we believe multiple large sulphide veins emanate from the main breccia-hosted body of mineralization.”

During the third quarter, the Company also completed a second gravimetric survey on the property. The Company plans to test gravity anomalies identified by the survey with additional drilling in 2013.

Details of the mineralized drill hole intervals reported in the news release are presented in Table 1, with the locations of the holes shown in Figure 1 and Figure 2. The majority of the reported drill holes in the Cortaderas Breccia target area are oriented at shallow angles to the inferred dip or plunge orientation of the mineralized breccia body. Drill holes DDH-267 and DDH-268 were drilled with an orientation so as to provide information about the actual width of the mineralized breccia zone. The reported intersections for these two holes indicate that the central portion of the Cortaderas Breccia resource body has a true width in the 20 to 30 metres range.

Third Quarter 2012 Financial Highlights

Mine Operations

  Revenues were $73.5 million in the third quarter, versus $26.2 million in the three months ending September 30, 2011. Cost of sales was $57.1 million including $12.8 million in non- cash depletion, depreciation and amortization in the three months ending September 30, 2012. This compares to a cost of sales of $14.7 million and non-cash depletion, depreciation and amortization of $2.4 million in the third quarter of 2011.

  Mine operating income increased to $16.5 million in the three months ended September 30, 2012 from $11.5 million in the third quarter of 2011.

Net Income/Loss

  Net Loss for the three months ended September 30, 2012, was $2.5 million (-$0.03 per share) compared to net income of $21.8 million ($0.27 per share) in the third quarter of 2011. In the three months ended September 30, 2012, the Company recorded an income tax expense of $4.7 million compared to an income tax expense of $30.9 million in the third quarter of 2011. The income tax expense in the third quarter of 2012 is the result of profitable operations at Pirquitas and the continued devaluation of the Argentine Peso against the USD, which increased the deferred income tax liability balance and therefore increased deferred tax expense.

Cash Flow

  Generated $17.5 million in cash from operating activities before a $16.3 million increase in non-cash working capital items. This compares to an $18.5 million use of cash in the third quarter of 2011 before a $2.6 million decrease in non-cash working capital items.

Liquidity

  As of September 30, 2012, the Company held cash and cash equivalents of $353.4 million compared to $329.1 million as of December 31, 2011. Working capital was $396.3 million as of September 30, 2012, compared to $399.1 million as of December 31, 2011.

Selected Financial Data (US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the interim financial statements and the MD&A of the unaudited consolidated operating results and financial condition of the company for the three months ended September 30, 2012 and audited results for the year ended December 31, 2011

	Three Months	Three Months
	Ended September 30, 2012	Ended September 30, 2011
Revenue	73,524	26,152
Income from mine operations	16,469	11,492
Operating income (loss)	7,144	3,066
Net income (loss) for the period	(2,491)	21,836
Basic earnings per share	(0.03)	0.27
Cash generated by operating activities	1,247	(15,834)
Cash generated by investing activities	402	(2,782)
Cash generated by financing activities	11	5,760

Financial Position	September 30, 2012	December 31, 2011
Cash and cash equivalents	353,439	329,055
Current assets – total	604,341	476,676
Current liabilities – total	208,090	77,587
Working capital	396,251	399,089
Total assets	1,343,382	1,276,102

Review of Projects

Pitarrilla, Mexico

A total of $19.4 million was spent during the nine months ended September 30, 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $14.4 million in the first nine months of 2011. The Company is preparing a feasibility study which continues to be on schedule for completion by the end of 2012.

Earlier in 2012, as the feasibility study progressed, the decision was made to extend the scope to carry out additional work that has the potential to add value or reduce the risk of the project.

Additional work included:

  34 in-fill drill holes for a total of 3,400 metres in the upper zones of the oxide deposit.

  33 close-spaced drill holes for a total of 8,500 metres for geostatistical studies to refine the mineral reserve model.

  Milling optimization studies.

  Confirmation of sulphide flotation recoveries in the upper zones of the project.

Due to deferrals and delays of other mine construction projects across the industry, the associated timelines for the delivery of key mining and processing equipment have contracted. As a result, the Company no longer plans to fast-track pre-construction expenditures and will instead incur only ancillary expenses until a construction decision is made.

As previously disclosed, the feasibility study is based on a 16,000 tonnes per day open-pit project which would position Pitarrilla as one of the world’s largest primary silver mines with a life in excess of 20 years. These facilities are expected to produce silver doré, and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulphide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulphide mineralization in sedimentary structures below the conglomerate. This mining operation will leave the middle and lower zones of the sedimentary structures intact for subsequent potential underground mining.

The Company continues to negotiate for the remaining land access rights. The EIA for certain parts of the project infrastructure was approved during the third quarter of 2012, and work on the overall project EIA continues and will be filed once all land access has been obtained.

The Company updated the mineral resource estimate for Pitarrilla as of January 31, 2012, as announced in the Company’s news release dated February 27, 2012. The Project currently comprises Measured and Indicated Mineral Resources of 245.0 million tonnes containing 655.7 million ounces of silver at an average grade of 83.3 g/t silver and Inferred Mineral Resources of 31.3 million tonnes containing 65.0 million ounces of silver at an average grade of 64.7 g/t silver, both at a 30 g/t silver cut-off grade. In addition to silver, the deposit also contains Measured and Indicated Mineral Resources of four pounds of zinc and two billion pounds of lead1.

San Luis, Peru

A total of $5.7 million was spent during the nine months ended September 30, 2012 at the wholly-owned San Luis project in Peru compared to $4.9 million in the first nine months of 2011.

________________________________________
1 The mineral resources estimate for the Pitarrilla Project was prepared by Dr. Warwick Board, Ph.D. (Geology), P.Geo. and presented in a news release dated February 27, 2012, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

The EIA for the mining operation of the Ayelen deposit was approved on September 10, 2012, a significant milestone for the Project. Long-term land access negotiations are continuing with one of the two local communities who controls the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement will enable permit applications to be submitted and a development decision to be made.

During the third quarter of 2012, the Company received approval for an exploration EIA, allowing for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target located about 4.5 kilometres southeast of the Ayelen deposit. The target is located in an area where land access has been previously granted by the local community. The Company requires a water permit before it can commence the planned 2,500 metre drill campaign, and expects to receive the permit before the end of 2012.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 0.29 million ounces of gold at an average grade of 18 g/t gold within the Ayelen vein, with other identified veins on the 35,000 hectare property requiring further exploration2.

San Agustin, Mexico

A total of $0.6 million was spent during the nine months ended September 30, 2012 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico, consistent with the $0.5 million spent during the first nine months of 2011. Most of the expenditure was incurred on property holding costs and other administrative expenses.

Negotiations continued with the parties that control the surface rights covering the Company’s mineral concessions and surrounding areas. Once land access agreements are in place, a 5,000 metre diamond drilling program will be initiated. The primary objective of the drilling campaign is to expand the near-surface oxidized gold mineral resource. In addition, drilling will be performed to initiate geotechnical, geomechanical and metallurgical studies3.

The San Agustin project currently comprises an Indicated Mineral Resource of 121 million tonnes containing 47.8 million ounces of silver at an average grade of 12.3 g/t silver and 1.59 million ounces of gold at an average grade of 0.4 g/t gold, along with an Inferred Mineral Resource of 91.2 million tonnes containing 36.9 million ounces of silver at an average grade of 12.6 g/t silver and 1.06 million ounces of gold at an average grade of 0.36 g/t gold.

Diablillos, Argentina

A total of $1.1 million was spent during the nine months ended September 30, 2012 at the Company’s wholly-owned Diablillos project (which is located 275 kilometres south of the Pirquitas mine in northwestern Argentina) compared to $1.9 million in the first nine months of 2011.

________________________________________
2 The reserve estimate for the San Luis Project was prepared by Steve L. Milne, P.E of Tuscan, AZ and presented in a technical report dated June 4, 2010, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.
3 The resource estimate for the San Agustin Project was prepared by Wardrop, A Tetra Tech Company of Vancouver, British Columbia and presented in a technical report dated March 2009 and filed on SEDAR, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

A diamond drilling program of 1,800 metres is planned for the fourth quarter. The drill holes will test zones of gold and silver mineralization that lie peripheral to the Oculto deposit where there is an Indicated Mineral Resource of 2.16 million tonnes containing 77.1 million ounces of silver at an average grade of 111 g/t silver and 640,000 ounces of gold at an average grade of 0.9 g/t gold, with additional Inferred Mineral Resources of 7.2 million tonnes containing 6.3 million ounces of silver at an average grade of 27 g/t silver and 0.19 million ounces of gold at an average grade of 0.8 g/t gold4.

Other Exploration Projects

In addition to the above-mentioned drilling programs, the Company is planning to conduct diamond drilling campaigns on three other properties in the final quarter of 2012. Combined, this will amount to more than 7,800 metres of drilling in Mexico and the USA.

In Mexico, 3,000 metres of drilling are planned to test silver and gold targets on the Valenciana property, while another 1,800 metres will be drilled on the San Patricio property in the Parral mining district.

In the southwestern USA, a 3,000 metre diamond drilling program is scheduled for the Saddleback property that straddles the New Mexico-Arizona state border. This property covers extensive hydrothermal rock alteration that is anticipated to be related to a system of epithermal veins potentially hosting economic gold-silver mineralization.

Outlook

This section of the news release provides management’s production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of the MD&A for the three and nine months ended September 30, 2012.

The Company maintains 2012 production guidance of between 8.2 and 8.5 million ounces of silver and between 10.5 and 11.5 million pounds of zinc.

Direct mining costs for the year ended December 31, 2012 are expected to be between $11.85 and $12.85 per ounce of silver, unchanged from the second quarter report. The regulatory environment in Argentina, as discussed in the Business Overview section of the MD&A for the three and nine months ended September 30, 2012, continues to provide a challenging cost environment, especially with inflation at elevated levels; however, the Company remains very focused on cost control.

The Company has now completed long-term silver concentrate sales contracts covering all of the production from Pirquitas through the remainder of 2012 and into 2013. During the third quarter, the Company started to sell down its concentrate inventory, which had accumulated while sales contracts were being negotiated and through the temporary suspension of shipping in the second quarter. The Company anticipates this trend to continue to continue to some extent in the fourth quarter. Going forward, concentrate production and sales are expected to be more aligned.

________________________________________
4 The resource estimate for the Diablillos Project was prepared by Wardrop Engineering Inc. of Vancouver, British Columbia and presented in a technical report dated July 27, 2009, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards

The Company forecasts that capital expenditures over the last quarter of 2012 at the Pirquitas mine will approximate $10 million, bringing the full year to $23 million, and exploration expenditures in the last quarter of 2012 will approximate $5 million, bringing the full year to approximately $20 million. The majority of exploration expenditures will be capitalized. Expenditures for the completion of the feasibility study at Pitarrilla in the last quarter of 2012, including infrastructure, camp operations and supporting administration, are expected to be approximately $2 million, bringing the total expenditures to $21 million for the full year.

Fiscal stability agreement

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted in favor of Mina Pirquitas effective September 29, 2010 to cease paying the export duty on silver and tin concentrates pending the court’s decision on the legality of the export duty. In April 2012, the federal government appealed this decision. In regards to Mina Pirquitas’ challenge on the legality of the export duty, in August 2012, the federal court rejected the government’s motion to dismiss the lawsuit on the grounds that Mina Pirquitas did not stipulate the refundable amount. The federal government has also appealed this decision.

Until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6.6 million in export duties against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At September 30, 2012, the Company had accrued a liability totaling $25.8 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company’s total cash cost per ounce calculation. If resolved in the Company’s favour, the impact would be to reduce cash costs per ounce by approximately 10% of the net sales price on a per ounce basis.

In 2011, the government of Argentina announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Consolidated Interim Financial Statements and MD&A of the Financial Position and Results of Operations for the three and nine months ended September 30, 2012 as filed with Canadian securities regulators available at www.sedar.com or the Company’s web site at www.silverstandard.com.

Conference Call and Webcast: Thursday, November 8, 2012, at 11:00 a.m. EST.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 35487344
All other callers:	(404) 537-3406, replay conference ID 35487344

Table 1: Mineralized intervals from selected Pirquitas drill holes completed in Q3-2012.

Drill hole	Area/Zone	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)
DDH-248	Cortaderas Breccia	37.0	57.0	20.0	102.3	4.8
		290.0	311.00	21.0	417.5	11.6
DDH-250	Cortaderas Breccia	76.0	196.77	120.77	205.8	5.0
DDH-251B	Cortaderas Valley	151.0	165.0	14.0	116.6	5.6
DDH-254		79.0	104.0	25.0	164.0	7.8
	Cortaderas Valley	243.3	251.0	7.71	134.8	8.2
		327.0	353.4	26.4	254.1	8.8
DDH-257		148.0	166.83	18.83	158.2	10.7
	Cortaderas Valley	223.5	231.0	7.52	129.9	11.5
		338.0	353.72	15.72	125.4	10.0
DDH-260	Cortaderas Valley	273.5	287.55	14.05	750.8	16.3
DDH-262		137.64	141.96	4.32	276.7	11.0
		176.0	202.0	26.0	159.4	6.9
	Cortaderas Breccia	210.0	230.0	20.0	144.7	4.5
		261.0	290.0	29.0	129.1	7.3
		337.0	403.0	66.0	80.7	4.2
DDH-264	Cortaderas Valley	255.0	271.0	16.0	66.0	4.9
DDH-266	Cortaderas Valley	237.5	243.5	6.0	175.0	14.6
DDH-267	Cortaderas Breccia	280.62	304.0	23.38	269.0	5.0
DDH-268	Cortaderas Breccia	347.0	379.0	32.0	135.0	4.7
DDH-269		22.0	29.45	7.45	309.0	0.8
	Cortaderas Breccia	69.0	86.0	17.0	133.0	2.9
		167.0	199.0	32.0	382.0	5.4
DDH-272	Cortaderas Breccia	63.0	108.0	45.0	62.0	4.7
		120.0	173.0	53.0	74.0	5.4
DDH-276	Cortaderas Breccia	379.0	405.0	26.0	123.0	4.7
DDH-280	Cortaderas Breccia	217.6	228.0	10.4	229.0	13.2
		382.0	392.9	10.9	588.0	9.5

Notes:

1.	The mineralized intercepts and core lengths do not represent true thicknesses of the mineralized bodies tested by the drill holes; these will be determined with follow-up drilling.
2.	The assay data presented in Table 1 have not been capped (top-cut).
3.	Prepared by Qualified Person (QP) Carl Edmunds P.Geo., Chief Geologist for Silver Standard, as detailed below in this news release.

Figure 1: Plan map of the Cortaderas Target Area on the Pirquitas Mine Property

Source: Silver Standard

Notes:

1. The center of the map area is located approximately 500 metres north of the San Miguel open-pit mine. Traces of the drill holes are vertically projected onto the contoured topographic surface. Assay results for the numbered drill holes (magenta lines) are presented in Table 1.
2. Prepared by Qualified Person (QP) Carl Edmunds P.Geo., Chief Geologist for Silver Standard, as detailed below in this news release.

Figure 2: Interpreted Volume of the Cortaderas Breccia Mineralized Body

Source: Silver Standard

Notes:

1. The interpreted volume of the Cortaderas Breccia mineralized body is based on drill hole intersections containing silver-bearing sulphide mineralization (including drill holes reported in Table 1 (magenta lines). View is to the north. Collars of drill holes DDH-267 and DDH-268 are located to the south of the section plane and up slope.
2. Prepared by Qualified Person (QP) Carl Edmunds P.Geo.,Chief Geologist for Silver Standard, as detailed below in this news release.

Carl Edmunds P.Geo., Chief Geologist for Silver Standard, is a Qualified Person (QP) as defined in National Instrument 43-101 and has approved the technical information in this news release. Industry standard drill hole core logging and sampling techniques were used. All drill hole core samples were submitted for preparation and analysis by ALS Chemex at its facilities in Mendoza, Argentina. All samples were analyzed using a ‘near total’ four-acid digestion followed by 34 element atomic emission ICP spectroscopy. Over limit Ag (>200 g/t) and Zn (>10%) grades were re-analyzed using a four-acid digestion with an AAS finish. Silver grades still over limit (>1,500 g/t) were analyzed by fire assay with a gravimetric finish. Silver Standard employs a rigorous QA/QC program, which includes real-time assay quality monitoring through the frequent insertion of blanks, duplicates, and certified reference standards, the submission of samples to an independent third party laboratory, as well as reviewing laboratory-provided QA/QC data.

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
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E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F Annual Information Form (which is filed for Canadian securities laws purposes) filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from these contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the MD&A for the three and nine months ended September 30, 2012 under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.